THE FIRST CONNECTICUT CAPITAL CORPORATION




         Financial Statements for the Years Ended March 31, 1997 and 1996 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors of The First Connecticut Capital Corporation:

We have audited the accompanying balance sheets of The First Connecticut Capital Corporation (the "Corporation") as of March 31, 1997 and 1996 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Corporation at March 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.








June 4, 1997

THE FIRST CONNECTICUT CAPITAL CORPORATION

BALANCE SHEETS, MARCH 31, 1997 AND 1996
(Dollars in thousands,  except per share data)
                                                               March 31,
                                                     ---------------------------
                                                      1997                1996
                                                     -------             -------
ASSETS
Investments:
Loans - net ....................................     $   481             $   863
Foreclosed asset ...............................           0                  84
                                                     -------             -------

      Investments-net (Note 4) .................         481                 947

Cash and cash equivalents ......................         211                 430
Restricted cash (Note 2) .......................          45                  45
Loans held for sale ............................         380
Accrued interest ...............................          41                  36
Servicing rights  (Note 2) .....................         347                 337
Fixed assets  (Note 2, 5) ......................          47                  78
Other assets ...................................         245                 259
                                                     -------             -------

TOTAL ASSETS ...................................     $ 1,797             $ 2,132
                                                     =======             =======


LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Warehouse line of credit   (Note 8) ............     $   317             $   226
Accounts payable and other accrued expenses ....         439                 559
Deferred income taxes   (Note 7) ...............           0                  76
                                                     -------             -------

TOTAL LIABILITIES ..............................         756                 861
                                                     -------             -------

Commitments and contingencies (Note 10)

STOCKHOLDERS' EQUITY:
Common stock, no par value, stated value $.50
   per share, authorized 3,000,000 shares,
   issued and outstanding 1,173,382 shares .....         587                 587
Paid-in surplus ................................       9,253               9,253
Accumulated deficit ............................      (8,799)             (8,569)
                                                     -------             -------

TOTAL STOCKHOLDERS' EQUITY .....................       1,041               1,271
                                                     -------             -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....     $ 1,797             $ 2,132
                                                     =======             =======

                       See notes to financial statements.

THE FIRST CONNECTICUT CAPITAL CORPORATION

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED MARCH 31, 1997 AND 1996
(Dollars in thousands, except per share data)

                                                      Year Ended      Year Ended
                                                        March 31,      March 31,
                                                         1997            1996
                                                       ---------       --------
INTEREST INCOME:
Interest and fees on loans .......................       $   103        $   129
                                                       ---------       --------

INTEREST EXPENSE:
Interest expense Warehouse Line ..................             9              0
                                                       ---------       --------

NET INTEREST INCOME ..............................            94            129
                                                       ---------       --------

PROVISION FOR INVESTMENT LOSSES ..................           215            101
                                                       ---------       --------

NET INTEREST  INCOME AFTER
   PROVISION FOR INVESTMENT LOSSES ...............          (121)            28
                                                       ---------       --------

OTHER OPERATING INCOME:
Servicing fees ...................................           166            210
Loan Origination fees ............................           198            141
Other fees .......................................           164             47
Legal Settlement .................................            24              0
Gain on sale of loans ............................            22              0
Other income .....................................           136              0
                                                       ---------       --------
    Total Other Operating Income .................           710            398
                                                       ---------       --------

TOTAL INCOME .....................................           589            426
                                                       ---------       --------

THE FIRST CONNECTICUT CAPITAL CORPORATION

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED MARCH 31, 1997 AND 1996
(Dollars in thousands, except per share data)

                                                      Year Ended      Year Ended
                                                        March 31,      March 31,
                                                         1997            1996
                                                       ---------       --------
OTHER OPERATING EXPENSES:
Amortization of servicing rights .................            17            215
Collection expenses ..............................           151             16
Officers' salaries ...............................           224            231
Other salaries ...................................            81            126
Directors' fees ..................................            18             18
Professional services ............................            16             58
Miscellaneous taxes ..............................            36             40
Employee and general insurance ...................            88             79
Rent .............................................            33             41
Communications ...................................            19             16
Advertising and promotions .......................             4             17
Stock record and other financial expenses ........             5              6
Depreciation expense .............................            15             23
Other operating expenses .........................           107            139
                                                       ---------       --------
    Total Other Operating Expenses ...............           814          1,025

LOSS BEFORE INCOME TAXES .........................          (225)          (599)
INCOME TAX EXPENSE ...............................             5              5
                                                       ---------       --------

NET LOSS .........................................         ($230)         ($604)
                                                       =========       =========

LOSS PER COMMON SHARE (Note 2) ...................        ($0.20)        ($0.51)
                                                       =========       =========

Weighted average number of
  common shares outstanding ......................     1,173,382       1,173,382
                                                       =========       =========

See notes to financial statements.

THE FIRST CONNECTICUT CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996
(Dollars in thousands)

                                         Common Stock                                          Total
                                    Number Of                   Paid-In     Accumulated     Stockholders'
                                     Shares       Amount        Surplus       Deficit          Equity
                                  ------------   ---------    ----------   -------------    ---------

BALANCE, MARCH 31, 1995             1,173,382       $587        $9,253        ($7,965)          $1,875

Net Loss                                                                         (604)            (604)
                                    ---------       ----        ------        -------           ------

BALANCE, MARCH 31, 1996             1,173,382       $587        $9,253        ($8,569)          $1,271

Net Loss                                                                        (230)             (230)
                                    ---------       ----        ------        -------           ------

BALANCE, MARCH 31, 1997             1,173,382       $587        $9,253        ($8,799)          $1,041
                                    =========       ====        ======        =======           ======

                                  See notes to financial statements.

THE FIRST CONNECTICUT CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996
(Dollars in thousands)


                                                                  March 31,   March 31,
                                                                    1997        1996
                                                                  -------     -------
OPERATING ACTIVITIES
   Net loss ..................................................    ($  230)    ($  604)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
       Loss on disposal of furniture and equipment ...........         15        --
       Net gain on sale of loans .............................        (22)       --
       Provision for investment losses .......................        215         101
       Depreciation ..........................................         15          23
       Amortization of servicing rights ......................         17         215
       Origination of loans held for sale ....................     (3,256)     (2,206)
       Proceeds from sale of loans held for sale .............      2,876       2,241
       Increase in accrued interest receivable ...............         (6)         (5)
       Decrease in other assets ..............................         20         106
       Decrease in accounts payable and other accrued expenses       (130)       (102)
       Decrease in deferred income taxes .....................        (76)       --
       Increase in restricted cash ...........................          -          (1)
                                                                  -------     -------

            Net cash used in operating activities ............       (562)       (232)
                                                                  -------     -------

INVESTING ACTIVITIES
      Proceeds from sales of investments .....................        250        --
      Principal collected on investments .....................          2          21
                                                                  -------     -------

            Net cash provided by investing activities ........        252          21
                                                                  -------     -------

FINANCING ACTIVITIES
     Increase in warehouse line of credit ....................         91         226
                                                                  -------     -------

            Net cash provided by financing activities ........         91         226
                                                                  -------     -------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS .............       (219)         15

CASH AND CASH EQUIVALENTS, BEGINNING .........................        430         415
                                                                  -------     -------

CASH AND CASH EQUIVALENTS, ENDING ............................    $   211     $   430
                                                                  =======     =======

                          See notes to financial statements.

THE FIRST CONNECTICUT CAPITAL CORPORATION


NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
1.       MANAGEMENT'S PLAN

         On August 15, 1990, the Corporation, formerly The First Connecticut Small Business Investment Company, filed a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court.

         On October 18, 1991, the Corporation filed a plan of reorganization (the "Plan") with the United States Bankruptcy Court. The Plan was confirmed as of January 9, 1992, and generally provided for payment in full of all creditors except the U.S. Small Business Administration (the "SBA").

         The Corporation filed an application to close the Chapter 11 bankruptcy proceedings. That application was approved and the Corporation emerged from bankruptcy on December 24, 1994.

         During 1997, the Corporation incurred a net loss of $230. The Corporation currently anticipates that during the year ending March 31, 1998, its principal financing needs will consist of funding its mortgage loans held for sale (see Note 8 - Warehouse Line of Credit), the ongoing net cost of mortgage loan originations and cash flow used in operations. Future cash flow requirements will depend primarily on the level of the Corporation's activities in originating and selling mortgage loans, as well as cash flow required by its operations. Although the Corporation anticipates increased activities in originating mortgage loans, the difficulties experienced within the relevant economic markets still exist and there are no assurances that increased activity will occur. Consequently, as a means to provide further cash flow, the Corporation has expressed a willingness to liquidate certain current assets in its portfolio and that a market exists for those assets.

         The Corporation continues to investigate and pursue alternative and supplementary methods of financing its operations and to support the growth of the Corporation.

         The Corporation believes that cash on hand and internally generated funds will be sufficient to meet its corporate, general and administrative working capital and other cash requirements during the year ending March 31, 1998. The Corporation took certain action steps during the year ended March 31, 1996 to decrease its cash flow requirements for the years ended March 31, 1997 and 1996. Those steps included a management salary reduction and a restatement and termination of the pension plan. Management also believes additional steps can be taken if necessary.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Loans - Loans are generally recorded at the principal amount outstanding. Interest rates on loans are fixed at the time of issuance and are based upon current market rates at the time. As of March 31, 1997, outstanding loans are payable in a variety of methods over a term of less than ten years, all are collateralized by liens on real properties; a few of such properties are subject to prior liens. Interest income on loans is recognized based on rates applied to principal amounts outstanding. Loans are generally placed on nonaccrual status when they become 180 days past due or earlier, if the loan is considered impaired. In connection with most loans, the borrower also pays a

THE FIRST CONNECTICUT CAPITAL CORPORATION


NOTES TO FINANCIAL STATEMENTS - continued FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
nonrefundable fee to the Corporation. Any unpaid amounts previously accrued on these loans are reversed from income. Subsequent cash receipts are applied to the outstanding principal balance or to interest income if, in the judgment of management, collection of the outstanding principal is not in question. Loans are removed from non-accrual status when they become current as to both principal and interest and when subsequent performance reduces the concern as to the collectibility of principal and interest.

         Loans held for sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance charged to income.

         Allowance for Investment Losses - The allowance for investment losses is determined by management on an investment by investment basis. The allowance is an amount that management believes will be adequate to absorb losses on existing investments that may become uncollectible, based on evaluations of the collectibility of the investments. The evaluations take into consideration such factors as geographic location, assessment of collateral quality, appraisals of significant collateral and other conditions that may affect the borrower's ability to repay.

         During the year ended March 31, 1996, the Corporation adopted the Statement of Financial Accounting Standards No. 114 ("SFAS No. 114"), "Accounting by Creditors for Impairment of a Loan", which requires that impaired loans that are within its scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 114 was modified by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", and was adopted concurrently by the Corporation. The adoption of these new standards did not have any material impact on the Corporation's financial statements.

         Concentration of Credit Risks - The nature of the Corporation's business was to grant loans to qualifying businesses within the United States. These loans were predominantly collateralized by liens on real estate. As the majority of the portfolio is composed of loans to businesses located within the Northeast, the value of the collateral may have been impaired. The estimated effects, if any, of such decline is addressed in the allowance for investment losses.

         Pension Plan - The Corporation had a non-contributory defined benefit pension plan covering all employees meeting certain eligibility requirements. The Corporation's policy was to fund accrued pension cost. This plan was terminated on March 31, 1997 (See Note 12)

         Cash and Cash Equivalents - For the purpose of the statements of cash flows, the Corporation has defined cash as including cash on hand and cash in interest bearing and noninterest bearing operating bank accounts. Highly liquid investments such as time deposits with an original maturity of three months or less are considered to be cash equivalents.

THE FIRST CONNECTICUT CAPITAL CORPORATION


NOTES TO FINANCIAL STATEMENTS - continued FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
         Restricted Cash - Restricted cash is composed of a certificate of deposit which is being maintained as collateral for the Corporation's standby letter of credit.

         Income Taxes - The Corporation follows the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

         Servicing Rights - In connection with the sale of substantially all of the Corporation's investments as discussed in Note 3, the Corporation recorded servicing rights of $800. Servicing rights are being amortized using the interest method and $17 and $215 were amortized during the years ended March 31, 1997 and 1996, respectively.

         Net Loss Per Share - Net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The Corporation's outstanding options are excluded from the computation due to their antidilutive effect.

         Fixed Assets - Fixed assets are carried at original cost. Depreciation is provided for primarily by using accelerated depreciation methods over the estimated service lives as follows:


                  Improvements                       31 years
                  Furniture and fixtures             3-5 years
                  Equipment                          3-5 years
                  Automobiles                        3 years

         Loan Servicing - As of April 1, 1996, the Corporation adopted Statement of Financial Accounting Standard (SFAS) No. 122, "Accounting for Mortgage Servicing Rights." This Statement requires allocation of the total cost of mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Effective January 1, 1997, SFAS No. 122 was superseded by SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which was adopted by the Corporation as of the above mentioned effective date. This statement specifies accounting and reporting standards for transfers and servicing of financial asset and extinguishments of liabilities and for distinguishing whether a transfer of a financial asset in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. As a result of this adoption, the Corporation recorded an asset of $27, related to servicing of loans as of March 31, 1997. This asset is affected by the predominant risk characteristics of the underlying

THE FIRST CONNECTICUT CAPITAL CORPORATION


NOTES TO FINANCIAL STATEMENTS - continued FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
financial assets and, accordingly, the Corporation periodically assesses the asset for impairment. Since the underlying financial assets primarily represent loans collateralized by first mortgages, the servicing rights asset encompasses risk commonly associated with mortgage loans Estimation of a valuation allowance to reduce the servicing rights asset to fair value involves evaluating the characteristics of the underling assets including interest rates, estimated remaining lives, dates of origination, terms, and geographic location. Due to the recent adoption of SFAS No. 125, and the recent origination of the underlying financial assets, the Corporation has not yet established a valuation allowance for impairment. However, as the underlying assets age to maturity and historical performance information becomes available, the Corporation's recurring assessment cold identify the necessity for such a valuation allowance.

         New  Accounting  Pronouncements  - In March  31,  1997,  the  Principal
Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share," which establishes new standards for the computation and disclosure of earning per share ("EPS"). The new statement requires dual presentation of "basic" EPS and "diluted" EPS. Basic EPS is based on the weighted average number of common shares outstanding for the period, excluding any dilutive common shares equivalents. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. This statement is effective for periods ending after December 15, 1997. The Corporation does not expect this statement to have an impact on reported net earnings or loss per share when adopted.

         Stock Options - During the year, the corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This statement encourages, but does not require, employers to adopt a fair value method of accounting for employee stock-based compensation. The Corporation continues to account for stock-based compensation using the intrinsic value under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." Regardless of the method used for employee stock-based arrangements, SFAS No. 123 requires increased disclosures of stock-based compensation arrangements with employees. The Corporation has adopted SFAS No. 123 through a separate disclosure to the financial statements.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

3.       SALE OF INVESTMENTS

         On December 15, 1993, the Corporation sold outstanding investments including accrued interest with a net book value of $30,025 pursuant to a Loan and Real Property Purchase Agreement (the "Purchase Agreement") dated as of June 29, 1993 (and as amended on October 29, 1993). The portfolio was sold to GF Mortgage Corporation, an unrelated purchaser which is a subsidiary of Gruntal Financial Corporation, a subsidiary of The Home Insurance Company, in exchange for satisfaction of outstanding liabilities to the Participants' Trust and the SBA with carrying values at December 15, 1993 of $17,359 and $5,275,

THE FIRST CONNECTICUT CAPITAL CORPORATION


NOTES TO FINANCIAL STATEMENTS - continued FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
respectively, and options to purchase 60,000 shares of the Corporation's common stock (see Note 13). The Corporation recognized a loss of $6,412 in connection with the sale. The Corporation also received a participation under certain conditions in the recovery of non-accrued interest or principal in excess of the book value of the loans and entered into an Asset Management and Loan Servicing Agreement with GF Mortgage Corporation whereby the Corporation will continue to service the portfolio for an amount equal to 1/12th of one percent of the principal balance outstanding each month and will receive 2.5% of the principal outstanding or the sales price as defined in the Asset Management and Loan Servicing Agreement upon subsequent sale of these investments to an outside party. During the years ended March 31, 1997 and 1996, the Corporation realized $126 and $187, respectively, in accordance with this agreement.

4.       INVESTMENTS AND ALLOWANCE FOR INVESTMENT LOSSES

         Investments by type at March 31, are as follows:

                                                       1997              1996
                                                       ----              ----
         Loans                                        $1,176            $1,499
         Allowance for investment losses                (695)             (636)
                                                      ------            ------
                                                         481               863
         Foreclosed asset                                 -                 84
                                                      ------            ------

         Total                                        $  481            $  947
                                                      ======            ======

         Changes in the allowance for investment losses are summarized as follows for the years ended March 31: 1997 1996

         Beginning balance                            $   636           $  551
         Provision for losses                             215              101
         Investment write-offs                           (156)             (16)
                                                      -------           ------

         Ending balance                               $   695           $  636
                                                      =======           ======

THE FIRST CONNECTICUT CAPITAL CORPORATION

FOR THE YEARS ENDED MARCH 31, 1997 AND 1996
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

         As  described  in  Note  2,  the  Corporation  adopted  SFAS  No.  114,
"Accounting  by  Creditors  for  Impairment  of a  Loan",  as well as SFAS  118,
"Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". Under this guidance, a loan is impaired when, based on current circumstances and events, a creditor is unable to collect all amounts contractually due under a loan agreement. At March 31, 1997, the Corporation has a recorded investment in impaired loans of $1,176 and a related allowance for investment losses of $695, as compared to $1,499 of impaired loans and a related allowance for investment losses of $636 at March 31, 1996. The average recorded investment in impaired loans for the year ended March 31, 1997 and 1996 was $1,120 and $1,535, respectively and the income recorded on these loans identified as impaired totaled $103 and $129, respectively.

         Loans on which the accrual of interest has been discontinued amounted to approximately $491 and $1,071 at March 31, 1997 and 1996, respectively. If those loans had been current throughout their terms, interest income would have increased $95 and $153 for the years ended March 31, 1997 and 1996, respectively.

5.       FIXED ASSETS

         As of the years ended March 31, 1997 and 1996, the costs and related accumulated depreciation of the Corporation's fixed assets are as follows:

                                                      1997              1996
                                                      ----              ----
                  Improvements                       $    7            $   14
                  Equipment                             237               268
                                                     ------            ------
                  Fixed assets at cost                  244               282
                  Less accumulated depreciation        (197)             (204)
                                                       ----            ------
                  Fixed assets-net                   $   47            $   78
                                                      =====            ======


6.       PARI PASU LOAN PARTICIPATIONS

         Certain participation agreements provide for the participant and the Corporation to share, pari pasu in the rights and risks of payment in certain loan accounts. Investments are shown net of the pari pasu participation amount. The outstanding participant balance under these agreements is $253 and $410 as of March 31, 1997 and 1996, respectively.

THE FIRST CONNECTICUT CAPITAL CORPORATION

FOR THE YEARS ENDED MARCH 31, 1997 AND 1996
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

7.       INCOME TAXES

         The components of the income tax provision for the years ended March 31, 1997 and 1996 are as follows:

                                              1997                   1996
                                              ----                   ----
         Current:
           State                              $  5*                 $   5*
         Deferred:
           Federal                            $  0                      0
                                               ---                  -----

         Total                                $  5                  $   5
                                              ====                  =====

*Net of $1 Connecticut Electronic Data Processing Property Tax Credit in 1997 and 1996.

         A reconciliation of the income tax provision (benefit) computed by applying the Federal statutory rate to loss before income taxes to the actual benefit for income taxes for the years ended March 31, 1997 and 1996 is as follows:

                                                       1997              1996
                                                       ----              ----
         Income tax benefit
           at statutory rate                         $  (79)           $ (201)
         Primarily loss for which no benefit
           can be realized                               84               206
                                                     ------            ------
         Total                                       $    5            $    5
                                                     ======            =======

THE FIRST CONNECTICUT CAPITAL CORPORATION

FOR THE YEARS ENDED MARCH 31, 1997 AND 1996
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)


         The components of the net deferred tax liability are as follows:

                                               1997              1996
                                             -------            -------
         Deferred tax liabilities:
           Other ........................    $     0          $     69
           Capital gains ................          0                 7
                                             -------            -------
           Gross deferred tax liabilities    $     0          $     76
                                             -------            -------

         Deferred tax asset:
           Operating loss carryforward ..    $ 3,746             3,737
           Valuation allowance ..........     (3,746)           (3,737)
                                             -------            -------
           Gross deferred tax asset .....          0                -0-
                                             -------            -------

         Net deferred tax liability .....    $     0            $    76
                                             =======            =======

         The Corporation has elected, for income tax purposes, to report certain capital gains on an installment basis, whereas the total amount of such gains is reported for financial statement purposes as of the transaction date. Deferred income taxes are provided for the difference between the gains reported for book and tax purposes, and becomes currently payable as the gains are realized for tax purposes.

         In addition, deferred tax assets result from net operating loss carryforwards (NOLS). Due to the uncertainty of realizing the benefits of these NOLS a valuation allowance has been established. The change in the valuation allowance was $ 9 and $85 for the years ending March 31, 1997 and 1996, respectively.

THE FIRST CONNECTICUT CAPITAL CORPORATION


NOTES TO FINANCIAL STATEMENTS - continued FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

         At March 31, 1997, the Corporation had available federal and state net operating loss carryforwards of $9,258 and $9,226, respectively, for income tax purposes which expire as follows:

                                            Federal                    State
                                            -------                    -----
                  1998                           -                     $3,909
                  1999                           -                      4,087
                  2000                           -                        678
                  2001                           -                        483
                  2002                           -                         69
                  2008                      $3,914                          -
                  2009                       4,087                          -
                  2010                         679                          -
                  2011                         497                          -
                  2012                          81                          -
                                            ------                     ------

                                            $9,258                     $9,226
                                            ======                     ======

8.       WAREHOUSE LINE OF CREDIT

         The Corporation has a $1 million warehouse line of credit with Walsh Securities to fund mortgages before they are sold. This line of credit is collateralized by mortgage loans originated with the proceeds. As of March 31, 1997 and 1996, $317 and $226 was outstanding, respectively. This commitment expires December 31, 1997 unless otherwise extended.

9.       TRANSACTIONS WITH AFFILIATES

         Affiliates include directors and officers of the Corporation and members of their immediate families and companies which have a 5% or more ownership in the Corporation..

         Legal services, including representation of the Corporation on the closing of all new loans, foreclosure proceedings on delinquent loans and general corporate and security matters, are provided by a firm in which a former director is a principal. Fees for these services were $31 and $8 for the years ended March 31, 1997 and 1996, respectively, of which $15 of legal expenses accrued at March 31, 1996 had been negotiated and forgiven by the law firm in the current period.

THE FIRST CONNECTICUT CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS - continued FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
         Certain officers and directors of the Corporation also serve as directors of a bank with which the Corporation maintains disbursing and savings accounts of $8 as of March 31, 1997 and 1996. The Corporation is a guarantor on loans extended by this bank. (See Note 10.)

         Certain officers and directors of the Corporation are principals of a mortgage company. The Corporation extended second mortgages to borrowers secured by collateral which had also been pledged to the mortgage company on first mortgages. The mortgage company is in the process of liquidation and does not compete with the Corporation.

10.      COMMITMENTS AND CONTINGENCIES

         The Corporation has made certain guarantees with a contractual balance of $388 at March 31, 1997 and 1996. The guarantees are for small business concerns from whom collateralized loans were outstanding and were previously sold (see Note 3). During the year ended March 31, 1995, $368 of these guarantees had been called by the bank. The Corporation has fully accrued for the guarantee amounts called at March 31, 1997 and 1996.

         Additionally, the Corporation made payments of approximately $11 during the year ended March 31, 1996 on prior mortgages to other financial institutions in order to secure the Corporation's position. No such payments were made during the year ended March 31, 1997.

         As of March 31, 1997 and 1996, the Corporation had outstanding loan commitments of $854 and $226, respectively.

         The Corporation is involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Corporation's liability, if any, under any pending litigation or administrative proceeding would not materially affect its financial condition or results of operations.

11.      LETTER OF CREDIT

         The Corporation has a $40 letter of credit outstanding as of March 31, 1997 at a stated interest rate of 4.9% per annum related to obtaining its license as a First Mortgage Loan-Lender Broker. The letter of credit expires February 9, 1998. At March 31, 1997, restricted cash includes a $45 certificate of deposit which is being maintained as collateral for the letter of credit.

12.      EMPLOYEE BENEFITS

         The Corporation had a non-contributory defined benefit pension plan covering substantially all of its employees. The benefits were based on years of service and the average of the highest consecutive five years compensation. Plan assets consisted primarily of cash equivalents and debt securities.

THE FIRST CONNECTICUT CAPITAL CORPORATION


NOTES TO FINANCIAL STATEMENTS - continued FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
         The Plan, as restated on March 31, 1995, froze benefits for the "Highly Compensated Employees" at the March 31, 1989 level and provided the "Non-Highly Compensated Employees" with pre-1986 level of benefits. Furthermore, an amendment adopted March 31, 1995 ceased benefits accruals for all participants effective April 14, 1995. Finally on March 31, 1997, the Plan was terminated. Accordingly, the projected benefit obligation became fully vested and Plan assets of $293 will be distributed to participants.

         Net periodic pension cost for the year ended March 31, included the following components:

                                                            1997      1996
                                                            ----      ----
      Service cost-benefits earned
       during the year .................................    $ 11     $ 12
      Interest cost on projected
       benefit obligation ..............................      20       17
      Actual return on assets ..........................       0        8
      Net amortization of transition obligation              (21)     (30)
                                                            ----     ----

      Net periodic pension cost ........................    $ 10     $  7
                                                            ====     ====

         The following table sets forth the benefit obligations and net assets of the plan at March 31:

                                                     1997              1996
                                                     ----              ----

         Vested benefit obligation                   $293              $277
                                                     ====              ====

         Accumulated benefit obligation              $293              $277
                                                     ====              ====

         Projected benefit obligation                $293              $289
         Plan assets at fair value                    293               292
                                                     ----              ----

         Excess of plan asset
          over projected benefit obligation             0                (3)
         Unrecognized net gain                          0                 5
                                                    -----             -----
         Accrued pension costs included in
          accrued expenses                          $   0             $   2
                                                    =====             =====

THE FIRST CONNECTICUT CAPITAL CORPORATION


NOTES TO FINANCIAL STATEMENTS - continued FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
         The following are rates and assumptions used in determining the actuarial present value of the projected benefit obligations for fiscal 1997 and 1996:

                                                         1997              1996
                                                         ----              ----
         Weighted average discount rate                  7.25%             7.00%
         Future compensation increase
          assumption                                     0.00%             3.00%
         Expected long-term rate of
          return on assets                               7.50%             7.50%

13.      STOCK OPTIONS

         The Corporation has a compensatory stock option plan which enables the granting of options to officers to purchase shares of the Corporation's common stock at prices equal to fair market value at the date of grant. As the grant date coincides with the measurement date, and the option price is equal to the quoted market price at the measurement date, there is no related compensation expense. At March 31, 1997, no options were outstanding under this plan and options for 40,000 shares were available for future grants. Options generally become executable two years after grant and expire within five years of grant.

         In connection with the Purchase Agreement (see Note 3) and pursuant to a stock option agreement dated December 15, 1993, the Corporation granted GF Mortgage Corporation the right and option to purchase 60,000 shares of the Corporation's common stock at an exercise price of $1.50 per share which was less than market value at the date of grant. The difference between the quoted market value of the shares at the date of grant and the option price for the grant was charged to the loss on sale of investments at the date of grant. As of March 31, 1997, 60,000 options are excercisable and no such options have been exercised.

14.      DIVIDEND REINVESTMENT PLAN

         Previously, the Corporation had established a Dividend Reinvestment Plan whereby holders of the Corporation's common stock may automatically invest cash dividend payments in additional shares of common stock at a price equal to 90% of the then market value, as defined, without payment of any brokerage commissions or service charge. No shares of common stock were issued under this plan during 1997 or 1996.

THE FIRST CONNECTICUT CAPITAL CORPORATION


NOTES TO FINANCIAL STATEMENTS - continued FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
15.      LEASES

         The Corporation leases office space and equipment for use in operations. The leases generally provide that the Corporation pay taxes, insurance and maintenance expenses. Some leases contain renewal options, and rent payments change in accordance with changes in the Consumer Price Index. Rental expense relating to cancelable and noncancelable operating leases amounted to $41 and $47 for the years ended March 31, 1997 and 1996, respectively.

         As of March 31, 1997, future minimum rental payments required under noncancelable operating leases were as follows:

                Year Ending                                          Minimum
                 March 31,                                       Rental Payments
                -----------                                      ---------------
                  1998                                               $   36
                  1999                                                   36
                  2000                                                   35
                  2001                                                   32
                  2002                                                   23
                                                                     ------

                  TOTAL                                              $  162
                                                                     ======

16.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         Methods and assumptions for estimating the fair value of the Company's financial instruments are set forth below. Fair values are calculated based on the value without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications or estimated transaction costs.

         Loans - As all of the Corporation's loans fall under the scope of SFAS No. 114, the estimated fair value for such loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or on recent external appraisals or other available market information if the loan is collateral dependent.

         Servicing Rights - The Corporation estimates fair value for its servicing rights by discounting expected net cash flows through maturity from servicing activities at market discount rates that reflect the credit and interest rate risk inherent in the servicing rights.

         Other On-Balance Sheet Financial Instruments - Other on-balance sheet financial instruments include cash and cash equivalents, restricted cash, accrued interest and a warehouse line of credit. The carrying value of each of these financial instruments is a reasonable estimation of fair value.

THE FIRST CONNECTICUT CAPITAL CORPORATION


NOTES TO FINANCIAL STATEMENTS - continued FOR THE YEARS ENDED MARCH 31, 1997 AND 1996 (Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
         Loans held for sale - For loans held for sale fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

         The carrying values were equal to the estimated fair values of cash and cash equivalents, restricted cash, net investments, loans held for resale, accrued interest, warehouse line of credit and net servicing rights as of March 31, 1997 and 1996.

         Limitations - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

17.      SUBSEQUENT EVENTS

         The Corporation has recently proposed the formation of a limited partnership known as the First Connecticut Capital Mortgage Fund A, Limited Partnership. The Corporation will act as General Partner with the limited partners to consist of "Accredited Investors" as defined in Regulation D, promulgated under the Securities Act of 1933. The intent of this new entity is to sell $50,000 units, up to a maximum of $5 million, for the purpose of funding its short-term Portfolio Loan Program. Currently, the Partnership has one investor on record.




                                    * * * * *